Fourth Quarter 2006
Earnings Release & Supplemental Information





Heritage Woods
Bel Air, Maryland



The Coves at Chesapeake
Glen Burnie, Maryland



Mount Vernon Square
Alexandria, Virginia



Top Field
Cockeysville, Maryland



Home Properties®

850 Clinton Square • Rochester, NY 14604 • 585-546-4900 • www.homeproperties.com



SUPPLEMENTAL FINANCIAL INFORMATION
FOURTH QUARTER 2006
TABLE OF CONTENTS

HOME PROPERTIES OWNED COMMUNITY RESULTS

FOURTH QUARTER 2006	# of Apts.	Date Acqu.	4Q '06 Rent/Mo.	4Q '06 Occup.	Year Ago Occup.	4Q '06 versus 4Q '05 % Growth Rental Rates	Rental Revs.	NOI w/ G&A	4Q '06 % NOI w/ G&A	% #Units
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,047	91.1%	93.5%	7.9%	5.1%	17.1%		
Canterbury Apartments	618	7/16/1999	$ 889	95.0%	93.7%	5.8%	7.4%	10.6%		
Country Village	344	4/30/1998	$ 844	91.1%	93.4%	3.5%	1.0%	9.0%		
Falcon Crest	396	7/16/1999	$ 950	91.2%	91.8%	5.7%	5.0%	6.9%		
Fenland Field	234	8/1/2001	$ 1,075	87.4%	94.3%	4.0%	-3.6%	-13.5%		
Gateway Village	132	7/16/1999	$ 1,221	95.9%	95.3%	4.8%	5.4%	2.0%		
Heritage Woods	164	10/4/2006	$ 928	96.8%	n/a	n/a	n/a	n/a		
Mill Towne Village Apts	384	5/31/2001	$ 822	94.2%	96.2%	3.0%	0.9%	8.9%		
Morningside Heights	1,050	4/30/1998	$ 839	93.6%	93.6%	3.0%	3.0%	16.8%		
Owings Run	504	7/16/1999	$ 1,112	92.7%	92.8%	7.9%	7.7%	9.2%		
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,037	93.4%	93.5%	5.2%	5.1%	7.0%		
Selford Townhomes	102	7/16/1999	$ 1,245	97.2%	89.8%	1.7%	10.1%	12.8%		
Shakespeare Park	84	7/16/1999	$ 838	98.4%	99.3%	3.4%	2.5%	-5.8%		
The Coves at Chesapeake	469	11/20/2006	$ 1,152	89.2%	n/a	n/a	n/a	n/a		
Timbercroft Townhomes	284	7/16/1999	$ 805	97.8%	99.2%	-0.4%	-1.9%	-11.0%		
Top Field	156	10/4/2006	$ 1,072	97.1%	n/a	n/a	n/a	n/a		
Village Square Townhomes	370	7/16/1999	$ 1,100	93.8%	95.9%	4.1%	1.8%	4.2%		
Woodholme Manor	177	3/31/2001	$ 812	95.7%	90.6%	7.8%	13.9%	22.4%		
Total Baltimore Region	6,632		$ 955	93.1%	93.9%	5.0%	4.1%	9.1%	17.6%	17.8%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,402	94.7%	96.3%	4.0%	2.3%	0.0%		
Highland House	172	5/31/2006	$ 1,095	94.6%	n/a	n/a	n/a	n/a		
Liberty Place	107	6/6/2006	$ 1,378	94.8%	n/a	n/a	n/a	n/a		
Stone Ends	280	2/12/2003	$ 1,228	94.0%	97.3%	3.2%	-0.2%	0.0%		
The Heights at Marlborough	348	9/7/2006	$ 1,152	91.6%	n/a	n/a	n/a	n/a		
The Meadows at Marlborough	264	9/7/2006	$ 1,140	89.7%	n/a	n/a	n/a	n/a		
The Village at Marshfield	276	3/17/2004	$ 1,137	93.3%	94.9%	2.1%	0.4%	-2.8%		
Total Boston Region	2,143		$ 1,246	93.4%	96.2%	3.5%	1.4%	-0.6%	6.8%	5.8%
Florida Region										
The Hamptons	668	7/7/2004	$ 1,014	93.7%	95.6%	11.8%	9.6%	23.0%		
Vinings at Hampton Village	168	7/7/2004	$ 1,109	91.2%	95.2%	12.7%	8.0%	19.4%		
Total Florida Region	836		$ 1,033	93.2%	95.5%	12.03%	9.3%	22.2%	2.2%	2.3%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,198	95.2%	94.5%	-1.0%	-0.2%	0.1%		
Cornwall Park	75	7/17/1996	$ 1,588	95.8%	86.3%	-1.0%	10.0%	23.1%		
Lakeshore Villas	152	7/17/1996	$ 1,038	89.2%	92.4%	-3.1%	-6.5%	-7.6%		
Patricia	100	7/7/1998	$ 1,388	95.6%	93.1%	1.8%	4.4%	30.4%		
Sherwood Consolidation	224	10/11/2002	$ 1,218	95.0%	96.2%	7.9%	6.5%	12.5%		
Sunset Gardens	217	7/17/1996	$ 919	94.2%	95.8%	-0.5%	-2.2%	-7.3%		
Total Hudson Valley Region	908		$ 1,163	94.2%	93.7%	1.3%	1.8%	6.3%	2.3%	2.5%
Illinois Region										
Blackhawk	371	10/20/2000	$ 853	92.4%	92.7%	2.7%	2.3%	11.9%		
Courtyards Village	224	8/29/2001	$ 777	96.4%	93.7%	2.7%	5.6%	25.9%		
Cypress Place	192	12/27/2000	$ 908	97.0%	92.8%	2.9%	7.5%	40.4%		
The Colony	783	9/1/1999	$ 828	95.7%	95.6%	3.9%	4.0%	3.0%		
The New Colonies	672	6/23/1998	$ 701	93.6%	91.7%	0.7%	2.9%	5.1%		
Total Illinois Region	2,242		$ 796	94.8%	93.6%	2.6%	3.9%	9.7%	3.9%	6.1%

HOME PROPERTIES OWNED COMMUNITY RESULTS

FOURTH QUARTER 2006	# of Apts.	Date Acqu.	4Q '06 Rent/Mo.	4Q '06 Occup.	Year Ago Occup.	4Q '06 versus 4Q '05 % Growth Rental Rates	Rental Revs.	NOI w/ G&A	4Q '06 % NOI w/ G&A	% #Units
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,204	92.5%	96.2%	3.0%	-0.9%	-5.2%		
Cambridge Village	82	3/1/2002	$ 1,553	97.6%	97.5%	3.6%	3.6%	6.9%		
Coventry Village	94	7/31/1998	$ 1,353	96.8%	95.2%	0.4%	2.1%	0.1%		
Devonshire Hills	297	7/16/2001	$ 1,731	95.4%	96.2%	3.1%	2.4%	2.5%		
East Winds	96	11/1/2000	$ 1,154	91.7%	93.5%	2.5%	0.6%	-15.6%		
Hawthorne Court	434	4/4/2002	$ 1,358	91.9%	93.0%	0.4%	-0.8%	-7.2%		
Heritage Square	80	4/4/2002	$ 1,559	98.0%	94.8%	4.5%	8.0%	8.2%		
Holiday Square	144	5/31/2002	$ 1,099	96.7%	97.5%	5.9%	5.0%	2.1%		
Lake Grove Apartments	368	2/3/1997	$ 1,390	94.1%	94.7%	1.1%	0.5%	-4.1%		
Maple Tree	84	11/1/2000	$ 1,161	96.7%	95.1%	1.6%	3.3%	0.2%		
Mid- Island Estates	232	7/1/1997	$ 1,277	93.7%	94.9%	2.9%	1.6%	-2.2%		
Rider Terrace	24	11/1/2000	$ 1,242	97.4%	86.5%	1.7%	14.5%	60.4%		
Sayville Commons	342	7/15/2005	$ 1,429	97.6%	98.4%	6.0%	5.2%	-3.1%		
South Bay Manor	61	9/11/2000	$ 1,530	87.4%	93.1%	0.7%	-5.4%	-10.5%		
Southern Meadows	452	6/29/2001	$ 1,351	94.5%	92.5%	0.8%	3.0%	2.3%		
Stratford Greens	359	3/1/2002	$ 1,386	96.7%	95.8%	-1.4%	-0.4%	1.8%		
Terry Apartments	65	11/1/2000	$ 1,163	92.3%	96.3%	3.6%	-0.7%	-10.2%		
Westwood Village Apts	242	3/1/2002	$ 2,174	94.5%	98.4%	2.5%	-1.6%	-2.4%		
Woodmont Village Apts	96	3/1/2002	$ 1,300	96.2%	94.4%	3.3%	5.2%	14.7%		
Yorkshire Village Apts	40	3/1/2002	$ 1,586	99.2%	99.7%	2.8%	2.2%	-0.8%		
Total Long Island Region	3,752		$ 1,429	94.9%	95.4%	2.1%	1.5%	-0.9%	13.7%	10.2%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,119	96.7%	n/a	n/a	n/a	n/a		
Mill Co. Gardens	95	7/7/1998	$ 766	94.0%	92.0%	1.3%	3.4%	-3.1%		
Redbank Village	500	7/7/1998	$ 808	91.2%	90.1%	1.5%	2.7%	-2.6%		
Total Maine Region	715		$ 855	92.7%	90.4%	1.5%	2.8%	-2.7%	1.6%	1.9%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 887	98.2%	93.6%	9.6%	15.0%	91.1%		
Chatham Hill Apartments	308	1/30/2004	$ 1,591	95.2%	95.9%	2.7%	2.0%	-0.2%		
East Hill Gardens	33	7/7/1998	$ 1,471	96.9%	95.5%	4.1%	5.6%	4.7%		
Hackensack Gardens	198	3/1/2005	$ 886	96.8%	96.2%	7.6%	8.2%	24.6%		
Lakeview	106	7/7/1998	$ 1,272	96.4%	98.7%	5.1%	2.7%	-0.4%		
Northwood Apartments	134	1/30/2004	$ 1,222	93.0%	97.5%	5.6%	0.7%	-4.1%		
Oak Manor	77	7/7/1998	$ 1,726	99.3%	97.7%	1.4%	3.0%	13.7%		
Pleasant View	1,142	7/7/1998	$ 1,084	93.5%	92.6%	5.2%	6.2%	20.8%		
Pleasure Bay	270	7/7/1998	$ 1,064	93.6%	95.4%	4.5%	2.5%	12.6%		
Regency Club	372	9/24/2004	$ 1,112	90.2%	91.7%	2.5%	0.9%	-4.4%		
Royal Gardens Apartments	550	5/28/1997	$ 1,157	90.1%	92.5%	5.9%	3.1%	6.6%		
Wayne Village	275	7/7/1998	$ 1,304	96.3%	97.0%	4.6%	3.8%	3.9%		
Windsor Realty	67	7/7/1998	$ 1,141	92.7%	98.3%	2.1%	-3.7%	7.4%		
Total New Jersey Region	3,680		$ 1,165	93.7%	94.3%	4.7%	4.0%	10.5%	10.5%	10.0%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 832	95.5%	93.4%	0.7%	3.1%	2.8%		
Castle Club	158	3/15/2000	$ 933	94.8%	96.5%	1.4%	-0.4%	-4.4%		
Chesterfield	247	9/23/1997	$ 909	95.7%	95.6%	3.4%	3.5%	16.3%		
Curren Terrace	318	9/23/1997	$ 909	95.1%	91.6%	0.9%	4.8%	14.4%		
Executive House	100	9/23/1997	$ 915	96.2%	94.5%	-3.3%	-1.5%	-2.8%		
Glen Brook	174	7/28/1999	$ 816	88.6%	89.7%	4.3%	3.0%	24.1%		
Glen Manor	174	9/23/1997	$ 766	94.2%	85.4%	-0.6%	9.6%	31.2%		
Golf Club	399	3/15/2000	$ 1,014	91.0%	90.7%	0.0%	0.3%	9.7%		
Hill Brook Place	274	7/28/1999	$ 883	92.3%	95.9%	2.7%	-1.2%	5.3%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,051	94.0%	93.5%	1.2%	1.7%	6.4%		
Home Properties of Devon	631	3/15/2000	$ 1,087	93.2%	92.9%	1.7%	2.0%	5.1%		
Home Properties of Newark	432	7/16/1999	$ 847	92.6%	91.4%	-0.3%	1.0%	-4.7%		
New Orleans Park	442	7/28/1999	$ 833	95.0%	92.5%	4.2%	7.1%	18.0%		
Racquet Club	466	7/7/1998	$ 1,027	92.6%	95.0%	1.6%	-1.0%	5.3%		
Racquet Club South	103	5/27/1999	$ 873	92.7%	94.4%	0.1%	-1.7%	0.7%		
Ridley Brook	244	7/28/1999	$ 884	92.6%	97.0%	3.5%	-1.2%	-5.7%		
Sherry Lake	298	7/23/1998	$ 1,159	94.1%	93.7%	1.2%	1.6%	5.1%		
The Brooke at Peachtree Village	146	8/15/2005	$ 1,036	97.2%	97.0%	4.9%	5.1%	45.3%		
The Landings	384	11/25/1996	$ 948	96.2%	93.3%	-2.3%	0.7%	-0.1%		
Trexler Park	249	3/15/2000	$ 1,048	91.2%	91.5%	0.3%	0.0%	12.1%		
Trexler Park West	84	Under Construction	$ 1,229	74.4%	n/a	n/a	n/a	n/a		
Valley View	177	9/23/1997	$ 839	87.1%	92.1%	2.6%	-3.0%	-7.0%		
Village Square	128	9/23/1997	$ 915	97.7%	84.4%	-0.1%	15.6%	43.0%		
William Henry	363	3/15/2000	$ 1,069	93.5%	91.1%	-3.7%	-1.2%	2.2%		
Total Philadelphia Region	6,467		$ 959	93.5%	92.8%	0.9%	1.7%	7.1%	16.1%	17.5%

HOME PROPERTIES OWNED COMMUNITY RESULTS

FOURTH QUARTER 2006						4Q '06 versus 4Q '05				
						% Growth				
	# of Apts.	Date Acqu.	4Q '06 Rent/Mo.	4Q '06 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	4Q '06 % NOI w/ G&A	% #Units
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,205	98.1%	97.8%	0.4%	0.7%	6.8%		
Brittany Place	591	8/22/2002	$ 1,094	86.8%	93.4%	4.8%	-2.5%	2.0%		
Cider Mill	864	9/27/2002	$ 1,060	90.8%	94.0%	1.4%	-2.1%	0.9%		
Cinnamon Run	511	12/28/2005	$ 1,107	95.6%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/2000	$ 1,294	96.8%	95.4%	4.4%	5.9%	17.6%		
Elmwood Terrace	504	6/30/2000	$ 862	92.9%	90.7%	3.6%	6.1%	19.8%		
Falkland Chase	450	9/10/2003	$ 1,256	95.5%	94.9%	5.9%	6.6%	3.6%		
Mount Vernon Square	1,387	12/27/2006	$ 1,076	93.5%	n/a	n/a	n/a	n/a		
Orleans Village	851	11/16/2000	$ 1,273	91.5%	95.5%	4.5%	0.1%	4.0%		
Park Shirlington	294	3/16/1998	$ 1,191	96.5%	95.2%	2.1%	3.5%	10.3%		
Peppertree Farm	881	12/28/2005	$ 1,093	88.7%	n/a	n/a	n/a	n/a		
Seminary Hill	296	7/1/1999	$ 1,195	89.1%	92.5%	1.5%	-2.2%	6.6%		
Seminary Towers	539	7/1/1999	$ 1,225	92.6%	92.3%	1.8%	2.1%	7.7%		
Tamarron Apartments	132	7/16/1999	$ 1,362	94.6%	93.5%	6.6%	7.8%	3.4%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,228	91.8%	98.2%	5.8%	-1.1%	-5.5%		
The Manor - MD	435	8/31/2001	$ 1,124	94.5%	90.5%	1.1%	5.6%	18.6%		
The Manor - VA	198	2/19/1999	$ 974	91.5%	94.7%	-1.1%	-4.4%	-3.8%		
The Sycamores	185	12/16/2002	$ 1,331	95.2%	97.7%	7.9%	5.1%	8.0%		
Virginia Village	344	5/31/2001	$ 1,212	94.1%	91.3%	0.2%	3.2%	10.6%		
West Springfield	244	11/18/2002	$ 1,358	94.2%	92.3%	2.9%	5.0%	8.2%		
Woodleaf Apartments	228	3/19/2004	$ 1,084	92.7%	92.7%	7.1%	7.0%	12.6%		
Total Washington DC Region	9,579		$ 1,152	92.4%	93.9%	3.2%	1.9%	6.4%	25.3%	25.9%
TOTAL OWNED PORTFOLIO	36,954		$ 1,088	93.4%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	31,253		$ 1,085	93.5%	94.0%	3.1%	2.5%	6.0%		

HOME PROPERTIES OWNED COMMUNITY RESULTS

December YTD						YTD '06 versus YTD '05				
						% Growth				
	# of	Date	YTD '06	YTD '06	Year Ago	Rental	Rental	NOI	YTD '06	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,008	92.6%	92.1%	2.4%	2.9%	7.5%		
Canterbury Apartments	618	7/16/1999	$ 869	94.9%	93.4%	4.7%	6.4%	9.2%		
Country Village	344	4/30/1998	$ 837	92.7%	92.9%	4.3%	4.1%	10.4%		
Falcon Crest	396	7/16/1999	$ 929	90.7%	90.5%	5.2%	5.4%	9.0%		
Fenland Field	234	8/1/2001	$ 1,057	91.7%	94.1%	3.2%	0.5%	-4.0%		
Gateway Village	132	7/16/1999	$ 1,205	92.0%	92.9%	5.4%	4.3%	5.2%		
Heritage Woods	164	10/4/2006	$ 928	96.8%	n/a	n/a	n/a	n/a		
Mill Towne Village Apts	384	5/31/2001	$ 816	93.8%	95.0%	3.7%	2.3%	7.0%		
Morningside Heights	1,050	4/30/1998	$ 830	93.6%	93.7%	2.9%	2.9%	8.4%		
Owings Run	504	7/16/1999	$ 1,080	93.6%	94.0%	7.1%	6.8%	11.0%		
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,013	94.2%	n/a	n/a	n/a	n/a		
Selford Townhomes	102	7/16/1999	$ 1,229	94.3%	92.4%	3.1%	5.2%	4.4%		
Shakespeare Park	84	7/16/1999	$ 825	98.0%	96.9%	1.9%	3.1%	8.0%		
The Coves at Chesapeake	469	11/20/2006	$ 1,152	89.2%	n/a	n/a	n/a	n/a		
Timbercroft Townhomes	284	7/16/1999	$ 797	98.8%	98.8%	3.9%	3.9%	5.5%		
Top Field	156	10/4/2006	$ 1,072	97.1%	n/a	n/a	n/a	n/a		
Village Square Townhomes	370	7/16/1999	$ 1,085	95.1%	95.6%	5.0%	4.5%	7.0%		
Woodholme Manor	177	3/31/2001	$ 788	93.9%	91.2%	8.0%	11.1%	21.2%		
Total Baltimore Region	6,632		$ 935	93.6%	93.5%	4.1%	4.2%	7.9%	16.4%	17.8%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,380	95.9%	95.2%	4.1%	4.9%	3.7%		
Highland House	172	5/31/2006	$ 1,108	94.2%	n/a	n/a	n/a	n/a		
Liberty Place	107	6/6/2006	$ 1,344	93.0%	n/a	n/a	n/a	n/a		
Stone Ends	280	2/12/2003	$ 1,212	95.6%	95.6%	3.1%	3.2%	7.2%		
The Heights at Marlborough	348	9/7/2006	$ 1,179	91.7%	n/a	n/a	n/a	n/a		
The Meadows at Marlborough	264	9/7/2006	$ 1,189	89.9%	n/a	n/a	n/a	n/a		
The Village at Marshfield	276	3/17/2004	$ 1,128	93.5%	93.9%	2.6%	2.2%	12.5%		
Total Boston Region	2,143		$ 1,287	95.4%	95.0%	3.6%	4.0%	6.1%	5.6%	5.8%
Florida Region										
The Hamptons	668	7/7/2004	$ 979	94.3%	96.0%	11.5%	9.5%	17.2%		
Vinings at Hampton Village	168	7/7/2004	$ 1,060	94.0%	94.6%	10.9%	10.1%	16.4%		
Total Florida Region	836		$ 995	94.2%	95.7%	11.4%	9.7%	17.0%	2.1%	2.3%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,196	94.6%	93.3%	-1.2%	0.2%	-1.4%		
Cornwall Park	75	7/17/1996	$ 1,591	93.8%	87.6%	-2.0%	5.0%	7.8%		
Lakeshore Villas	152	7/17/1996	$ 1,056	90.2%	93.2%	0.7%	-2.5%	0.2%		
Patricia	100	7/7/1998	$ 1,376	94.2%	95.4%	2.3%	1.1%	4.7%		
Sherwood Consolidation	224	10/11/2002	$ 1,189	95.6%	96.6%	9.1%	8.0%	20.9%		
Sunset Gardens	217	7/17/1996	$ 926	94.4%	95.0%	1.5%	1.0%	-3.9%		
Total Hudson Valley Region	908		$ 1,159	94.0%	94.0%	2.4%	2.5%	4.9%	2.4%	2.5%
Illinois Region										
Blackhawk	371	10/20/2000	$ 845	92.1%	91.4%	2.2%	2.9%	11.0%		
Courtyards Village	224	8/29/2001	$ 771	96.1%	94.2%	2.6%	4.6%	19.4%		
Cypress Place	192	12/27/2000	$ 904	95.3%	92.9%	1.9%	4.6%	15.2%		
The Colony	783	9/1/1999	$ 816	95.3%	93.4%	1.1%	3.1%	5.2%		
The New Colonies	672	6/23/1998	$ 701	92.9%	91.4%	0.3%	1.9%	5.2%		
Total Illinois Region	2,242		$ 789	94.2%	92.6%	1.3%	3.0%	8.2%	4.0%	6.1%

HOME PROPERTIES OWNED COMMUNITY RESULTS

December YTD						YTD '06 versus YTD '05				
						% Growth				
	# of	Date	YTD '06	YTD '06	Year Ago	Rental	Rental	NOI	YTD '06	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,186	94.5%	96.0%	3.1%	1.5%	3.9%		
Cambridge Village	82	3/1/2002	$ 1,536	96.3%	97.8%	5.6%	4.0%	10.8%		
Coventry Village	94	7/31/1998	$ 1,357	95.1%	95.7%	1.6%	1.0%	-1.9%		
Devonshire Hills	297	7/16/2001	$ 1,720	95.3%	96.4%	3.5%	2.3%	4.5%		
East Winds	96	11/1/2000	$ 1,145	94.8%	93.3%	2.5%	4.2%	6.4%		
Hawthorne Court	434	4/4/2002	$ 1,361	92.7%	94.0%	2.3%	0.8%	0.5%		
Heritage Square	80	4/4/2002	$ 1,529	97.8%	97.4%	6.1%	6.6%	4.5%		
Holiday Square	144	5/31/2002	$ 1,087	95.9%	95.4%	5.2%	5.7%	12.8%		
Lake Grove Apartments	368	2/3/1997	$ 1,391	94.2%	93.3%	1.7%	2.7%	2.2%		
Maple Tree	84	11/1/2000	$ 1,153	95.2%	93.4%	1.5%	3.5%	9.3%		
Mid- Island Estates	232	7/1/1997	$ 1,257	92.6%	95.0%	2.5%	0.0%	1.3%		
Rider Terrace	24	11/1/2000	$ 1,245	93.0%	90.8%	1.8%	4.3%	17.6%		
Sayville Commons	342	7/15/2005	$ 1,395	98.3%	n/a	n/a	n/a	n/a		
South Bay Manor	61	9/11/2000	$ 1,536	90.3%	93.1%	1.2%	-1.9%	5.4%		
Southern Meadows	452	6/29/2001	$ 1,352	95.3%	94.8%	2.1%	2.7%	0.5%		
Stratford Greens	359	3/1/2002	$ 1,399	95.5%	95.8%	1.1%	0.7%	0.4%		
Terry Apartments	65	11/1/2000	$ 1,151	95.4%	96.3%	3.9%	3.0%	9.6%		
Westwood Village Apts	242	3/1/2002	$ 2,154	95.1%	95.5%	3.2%	2.7%	9.0%		
Woodmont Village Apts	96	3/1/2002	$ 1,283	95.4%	94.5%	3.4%	4.5%	7.3%		
Yorkshire Village Apts	40	3/1/2002	$ 1,560	97.2%	97.4%	4.7%	4.5%	6.6%		
Total Long Island Region	3,752		$ 1,420	95.0%	95.1%	2.6%	2.2%	3.7%	14.6%	10.2%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,074	95.7%	n/a	n/a	n/a	n/a		
Mill Co. Gardens	95	7/7/1998	$ 758	94.3%	95.3%	1.4%	0.3%	-2.9%		
Redbank Village	500	7/7/1998	$ 805	92.7%	91.9%	1.5%	2.4%	0.6%		
Total Maine Region	715		$ 797	92.9%	92.4%	1.5%	2.1%	0.1%	1.6%	1.9%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 853	96.9%	n/a	n/a	n/a	n/a		
Chatham Hill Apartments	308	1/30/2004	$ 1,574	95.7%	94.5%	4.8%	6.1%	23.5%		
East Hill Gardens	33	7/7/1998	$ 1,441	98.0%	95.9%	4.0%	6.2%	8.3%		
Hackensack Gardens	198	3/1/2005	$ 865	97.6%	n/a	n/a	n/a	n/a		
Lakeview	106	7/7/1998	$ 1,247	97.5%	96.4%	4.4%	5.6%	2.4%		
Northwood Apartments	134	1/30/2004	$ 1,194	93.8%	96.6%	4.8%	1.8%	7.3%		
Oak Manor	77	7/7/1998	$ 1,713	98.0%	97.1%	1.8%	2.8%	7.6%		
Pleasant View	1,142	7/7/1998	$ 1,060	94.3%	92.6%	3.7%	5.6%	8.9%		
Pleasure Bay	270	7/7/1998	$ 1,054	94.4%	96.2%	5.5%	3.5%	7.5%		
Regency Club	372	9/24/2004	$ 1,105	92.2%	94.4%	3.0%	0.6%	-2.5%		
Royal Gardens Apartments	550	5/28/1997	$ 1,128	93.2%	92.2%	4.2%	5.4%	6.6%		
Wayne Village	275	7/7/1998	$ 1,281	97.0%	95.7%	5.1%	6.6%	7.2%		
Windsor Realty	67	7/7/1998	$ 1,136	94.3%	95.3%	3.2%	2.1%	5.8%		
Total New Jersey Region	3,680		$ 1,144	94.8%	94.0%	4.1%	4.7%	8.6%	11.2%	10.0%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 830	94.3%	94.4%	0.4%	0.4%	8.6%		
Castle Club	158	3/15/2000	$ 930	93.2%	94.8%	2.6%	0.9%	0.8%		
Chesterfield	247	9/23/1997	$ 901	95.6%	95.9%	3.3%	3.1%	10.2%		
Curren Terrace	318	9/23/1997	$ 907	93.8%	93.3%	0.1%	0.7%	8.2%		
Executive House	100	9/23/1997	$ 938	91.6%	94.6%	1.2%	-2.0%	-5.0%		
Glen Brook	174	7/28/1999	$ 813	90.8%	91.2%	6.0%	5.5%	13.0%		
Glen Manor	174	9/23/1997	$ 762	91.6%	90.6%	0.0%	1.1%	10.0%		
Golf Club	399	3/15/2000	$ 1,010	91.9%	91.1%	0.1%	0.9%	8.4%		
Hill Brook Place	274	7/28/1999	$ 874	93.7%	95.8%	3.0%	0.8%	5.6%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,051	92.4%	92.6%	1.3%	1.0%	4.5%		
Home Properties of Devon	631	3/15/2000	$ 1,088	92.9%	89.8%	2.8%	6.4%	13.8%		
Home Properties of Newark	432	7/16/1999	$ 852	93.4%	94.1%	3.1%	2.3%	-2.9%		
New Orleans Park	442	7/28/1999	$ 818	95.3%	92.7%	3.2%	6.0%	15.2%		
Racquet Club	466	7/7/1998	$ 1,022	93.6%	96.3%	2.2%	-0.6%	0.5%		
Racquet Club South	103	5/27/1999	$ 876	94.2%	96.3%	2.2%	-0.1%	2.9%		
Ridley Brook	244	7/28/1999	$ 877	95.2%	94.5%	4.1%	4.8%	10.7%		
Sherry Lake	298	7/23/1998	$ 1,159	93.5%	93.8%	2.4%	2.0%	7.8%		
The Brooke at Peachtree Village	146	8/15/2005	$ 1,014	97.2%	n/a	n/a	n/a	n/a		
The Landings	384	11/25/1996	$ 960	94.8%	94.8%	-0.1%	-0.1%	2.1%		
Trexler Park	249	3/15/2000	$ 1,051	89.7%	92.5%	2.0%	-1.2%	3.7%		
Trexler Park West	84	Under Construction	$ 1,205	66.7%	n/a	n/a	n/a	n/a		
Valley View	177	9/23/1997	$ 833	88.9%	91.3%	3.2%	0.5%	1.4%		
Village Square	128	9/23/1997	$ 909	94.8%	93.1%	0.0%	1.9%	11.4%		
William Henry	363	3/15/2000	$ 1,095	91.2%	92.1%	-0.3%	-1.3%	-2.2%		
Total Philadelphia Region	6,467		$ 958	93.2%	93.2%	1.9%	1.8%	5.8%	16.1%	17.5%

HOME PROPERTIES OWNED COMMUNITY RESULTS

December YTD						YTD '06 versus YTD '05				
							% Growth			
	# of	Date	YTD '06	YTD '06	Year Ago	Rental	Rental	NOI	YTD '06	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,200	96.8%	94.8%	1.4%	3.5%	7.9%		
Brittany Place	591	8/22/2002	$ 1,072	91.5%	91.5%	2.1%	2.0%	12.3%		
Cider Mill	864	9/27/2002	$ 1,055	93.3%	93.5%	2.0%	1.8%	3.6%		
Cinnamon Run	511	12/28/2005	$ 1,112	94.8%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/2000	$ 1,262	95.8%	96.0%	2.7%	2.5%	8.3%		
Elmwood Terrace	504	6/30/2000	$ 848	92.6%	89.9%	2.1%	5.3%	14.2%		
Falkland Chase	450	9/10/2003	$ 1,220	95.3%	92.8%	5.0%	7.8%	5.8%		
Mount Vernon Square	1,387	12/27/2006	$ 1,076	93.5%	n/a	n/a	n/a	n/a		
Orleans Village	851	11/16/2000	$ 1,254	93.4%	93.9%	5.2%	4.6%	7.4%		
Park Shirlington	294	3/16/1998	$ 1,185	96.1%	93.4%	2.3%	5.1%	8.0%		
Peppertree Farm	881	12/28/2005	$ 1,095	87.2%	n/a	n/a	n/a	n/a		
Seminary Hill	296	7/1/1999	$ 1,186	92.8%	92.5%	1.2%	1.5%	2.3%		
Seminary Towers	539	7/1/1999	$ 1,211	94.1%	92.8%	2.1%	3.6%	10.0%		
Tamarron Apartments	132	7/16/1999	$ 1,325	95.6%	94.6%	6.6%	7.8%	9.1%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,201	95.9%	96.5%	3.0%	2.3%	2.7%		
The Manor - MD	435	8/31/2001	$ 1,123	93.0%	91.8%	0.9%	2.2%	10.1%		
The Manor - VA	198	2/19/1999	$ 981	94.0%	93.9%	0.8%	1.0%	3.8%		
The Sycamores	185	12/16/2002	$ 1,285	96.3%	96.6%	7.1%	6.7%	13.6%		
Virginia Village	344	5/31/2001	$ 1,210	95.0%	94.6%	0.4%	0.8%	2.6%		
West Springfield	244	11/18/2002	$ 1,336	94.6%	95.5%	5.4%	4.3%	7.4%		
Woodleaf Apartments	228	3/19/2004	$ 1,050	93.0%	92.7%	5.2%	5.6%	14.9%		
Total Washington DC Region	9,579		$ 1,139	93.4%	93.4%	3.0%	3.6%	7.6%	26.0%	25.9%
TOTAL OWNED PORTFOLIO	36,954		$ 1,076	93.9%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	31,253		$ 1,073	94.0%	93.8%	3.1%	3.4%	6.8%		

Economic Occupancy Comparison By Regions - Core Properties

Sequential Comparison

Region	% Units	4Q '06	3Q '06	Variance
New Jersey, Long Island, Hudson Valley	24.5%	94.0%	94.4%	-0.4%
Washington	21.8%	92.6%	94.3%	-1.7%
Philadelphia	20.0%	93.4%	92.9%	0.5%
Baltimore	18.0%	93.1%	92.9%	0.2%
Chicago	7.2%	94.8%	93.4%	1.4%
Boston	4.0%	94.3%	95.3%	-1.0%
Florida	2.7%	93.2%	93.4%	-0.2%
Misc.	1.8%	91.6%	93.6%	-2.0%
Total Core	100.0%	93.5%	93.8%	-0.3%

Year over Year Comparison

Region	% Units	4Q '06	4Q '05	Variance
New Jersey, Long Island, Hudson Valley	24.5%	94.0%	94.5%	-0.5%
Washington	21.8%	92.6%	93.9%	-1.3%
Philadelphia	20.0%	93.4%	92.7%	0.7%
Baltimore	18.0%	93.1%	93.9%	-0.8%
Chicago	7.2%	94.8%	93.6%	1.2%
Boston	4.0%	94.3%	96.2%	-1.9%
Florida	2.7%	93.2%	95.5%	-2.3%
Misc.	1.8%	91.6%	90.4%	1.2%
Total Core	100.0%	93.5%	94.0%	-0.5%

December vs Quarter Comparison

Region	% Units	Dec '06	4Q '06	Variance
New Jersey, Long Island, Hudson Valley	24.5%	93.7%	94.0%	-0.3%
Washington	21.8%	91.8%	92.6%	-0.8%
Philadelphia	20.0%	93.7%	93.4%	0.3%
Baltimore	18.0%	93.4%	93.1%	0.3%
Chicago	7.2%	95.3%	94.8%	0.5%
Boston	4.0%	94.4%	94.3%	0.1%
Florida	2.7%	93.4%	93.2%	0.2%
Misc.	1.8%	91.4%	91.6%	-0.2%
Total Core	100.0%	93.4%	93.5%	-0.1%

Net Operating Results - Core Properties

Sequential Results
Fourth Quarter 2006 Versus Third Quarter 2006

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	24.5%	-0.7%	12.9%	-8.6%
Washington	21.8%	0.4%	2.3%	-0.7%
Philadelphia	20.0%	1.2%	6.3%	-2.2%
Baltimore	18.0%	1.8%	-0.4%	2.9%
Chicago	7.2%	1.5%	3.4%	-0.3%
Boston	4.0%	-2.5%	8.4%	-8.0%
Florida	2.7%	2.9%	-15.2%	19.6%
Misc.	1.8%	-3.4%	8.2%	-9.4%
Total Core	100.0%	0.4%	5.5%	-2.8%

Year Over Year Results
Fourth Quarter 2006 Versus Fourth Quarter 2005

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	24.5%	2.1%	1.0%	2.9%
Washington	21.8%	4.0%	1.1%	6.2%
Philadelphia	20.0%	4.9%	2.4%	7.0%
Baltimore	18.0%	5.8%	0.8%	8.9%
Chicago	7.2%	4.5%	0.2%	9.9%
Boston	4.0%	0.3%	2.0%	-0.9%
Florida	2.7%	11.7%	-3.2%	26.2%
Misc.	1.8%	2.7%	11.5%	-3.2%
Total Core	100.0%	3.9%	1.3%	6.0%

Resident Statistics

Top Six Reasons for Moveouts

	4Q '06	3Q '06	2Q '06	1Q '06	4Q '05	3Q '05	2Q '05	1Q '05	Year '06	Year '05	Year '04	Year '03
Home purchase	**18.60%**	**19.10%**	**18.70%**	**17.60%**	19.00%	20.80%	19.40%	18.50%	18.50%	19.40%	19.50%	19.60%
Eviction/skip	**17.00%**	**12.60%**	**12.30%**	**14.70%**	15.00%	11.20%	10.80%	15.30%	14.15%	13.10%	12.30%	12.60%
Employment related	**14.60%**	**15.70%**	**15.70%**	**16.40%**	16.30%	15.30%	15.80%	15.10%	15.60%	15.60%	15.50%	14.90%
Location convenience/ apartment size	**12.70%**	**13.60%**	**11.70%**	**11.50%**	11.50%	14.60%	13.00%	11.90%	12.38%	12.80%	12.30%	12.20%
Rent Level	**8.40%**	**7.20%**	**8.70%**	**9.10%**	8.90%	8.80%	10.10%	8.90%	8.35%	9.20%	9.60%	9.10%
Domestic Situation	**8.20%**	**10.60%**	**9.50%**	**7.10%**	7.50%	10.00%	9.40%	5.50%	8.85%	8.10%	8.00%	8.40%

Traffic

	Traffic 4Q '06 To 4Q '05	Traffic Year '06 To Year '05	Signed Leases 4Q '06 To 4Q '05	Signed Leases Year '06 To Year '05
Region				
Baltimore	28%	0%	29%	-4%
Chicago	33%	7%	36%	-1%
Florida	-16%	13%	-15%	-11%
Hudson Valley	-1%	-14%	5%	7%
Long Island	-12%	-11%	-17%	-4%
New Jersey	17%	2%	-13%	-5%
Philadelphia	9%	9%	-6%	3%
Washington	-10%	-2%	-14%	-10%
Total Core	5%	1%	-1%	-4%

Turnover

	4Q '06	4Q '05	Year '06	Year '05
Baltimore	9%	9%	42%	42%
Chicago	10%	10%	50%	53%
Florida	14%	13%	50%	47%
Hudson Valley	11%	11%	46%	46%
Long Island	9%	9%	39%	39%
New Jersey	8%	8%	37%	36%
Philadelphia	11%	10%	49%	47%
Washington	10%	10%	43%	45%
Total Core	10%	10%	44%	44%

Bad Debts as % of Rents - Core Portfolio

4Q '06	4Q '05	Year '06	Year '05
0.89%	0.81%	0.76%	0.63%

Core Properties Net Operating Income Detail

	4Q '06 Actual	4Q '05 Actual	Quarter Variance	% Variance	Year '06 Actual	Year '05 Actual	Year Variance	% Variance
Rent	95,081	92,750	2,331	2.5%	378,289	365,911	12,378	3.4%
Utility Recovery	2,827	1,351	1,476	109.3%	8,323	2,907	5,416	186.3%
Rent Including Recoveries	97,908	94,101	3,807	4.0%	386,612	368,818	17,794	4.8%
Other Income	4,340	4,313	27	0.6%	17,710	16,093	1,617	10.0%
Total Income	102,248	98,414	3,834	3.9%	404,322	384,911	19,411	5.0%
Operating & Maintenance	(43,797)	(43,251)	(546)	-1.3%	(172,392)	(167,770)	(4,622)	-2.8%
Net Core NOI	58,451	55,163	3,288	6.0%	231,930	217,141	14,789	6.8%
Occupancy %	93.5%	94.0%	-0.5%		94.0%	93.8%	0.2%	
Weighted Avg Rent	$ 1,085	$ 1,052	$ 33	3.1%	$ 1,073	$ 1,040	$ 33	3.1%

Core Properties Operating Expense Detail

	4Q '06 Actual	4Q '05 Actual	Quarter Variance	% Variance	Year '06 Actual	Year '05 Actual	Year Variance	% Variance
Electricity	1,588	1,526	(62)	-4.1%	6,959	6,414	(545)	-8.5%
Gas	6,019	6,565	546	8.3%	20,113	18,871	(1,242)	-6.6%
Water & Sewer	2,895	2,764	(131)	-4.7%	11,297	10,691	(606)	-5.7%
Repairs & Maintenance	6,543	6,175	(368)	-6.0%	25,885	24,704	(1,181)	-4.8%
Personnel Expense	8,003	7,808	(195)	-2.5%	33,818	34,199	381	1.1%
Site Level Incentive Compensation	564	619	55	8.9%	2,252	2,419	167	6.9%
Advertising	1,075	1,022	(53)	-5.2%	4,161	4,591	430	9.4%
Legal & Professional	251	203	(48)	-23.6%	1,176	896	(280)	-31.3%
Office & Telephone	1,237	1,271	34	2.7%	5,425	5,535	110	2.0%
Property Ins.	1,861	1,912	51	2.7%	6,813	5,746	(1,067)	-18.6%
Real Estate Taxes	9,764	9,521	(243)	-2.6%	38,512	38,292	(220)	-0.6%
Snow	154	243	89	36.6%	610	1,190	580	48.7%
Trash	606	599	(7)	-1.2%	2,438	2,452	14	0.6%
Property Management G & A	3,237	3,023	(214)	-7.1%	12,933	11,770	(1,163)	-9.9%
Total Core	43,797	43,251	(546)	-1.3%	172,392	167,770	(4,622)	-2.8%

Summary Of Recent Acquisitions

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2006 Acquisitions							
Highland House	Boston	MA	5/31/2006	172	6.3%	$17.9	$104,006
Liberty Place	Boston	MA	6/6/2006	107	6.6%	$14.9	$139,178
The Heights at Marlborough	Boston	MA	9/7/2006	348	6.0%	$48.9	$140,557
The Meadows at Marlborough	Boston	MA	9/7/2006	264	6.4%	$34.2	$129,402
Heritage Woods	Baltimore	MD	10/4/2006	164	7.2%	$14.0	$85,622
Topfield Apartments	Baltimore	MD	10/4/2006	156	6.7%	$18.4	$117,891
The Coves at Chesapeake	Baltimore	MD	11/20/2006	469	5.7%	$67.0	$142,949
Mount Vernon Square	NoVA/DC	VA	12/27/2006	1,387	7.4%	$144.8	$104,375
			Total YTD	**3,067**	**6.7%**	**$360.1**	**$117,411**

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2005 Acquisitions							
Ridgeview at Wakefield Valley	Baltimore	MD	1/13/2005	204	7.1%	$19.7	$96,436
Hackensack Gardens	New Jersey	NJ	3/1/2005	198	5.3%	$12.9	$65,192
Barrington Gardens	New Jersey	NJ	3/1/2005	148	7.1%	$7.4	$50,176
Sayville Commons	Long Island	NY	7/15/2005	342	5.4%	$63.6	$185,965
The Brooke at Peachtree Village	Philadelphia	PA	8/15/2005	146	5.7%	$16.0	$109,884
Peppertree Farm *	NoVA/DC	MD	12/28/2005	881	6.1%	$96.7	$109,805
Cinnamon Run	NoVA/DC	MD	12/28/2005	511	6.2%	$67.7	$132,534

* Purchase Price is $7.2 million less than reported in acquisition press release
due to GAAP fair market value adjustment for OP Units issued at a price
above current market value.

| | | | **Total YTD** | **2,430** | **6.0%** | **$284.1** | **$116,919** |

| | | | **Total 2006 and 2005 Acquisitions** | **5,497** | **6.4%** | **$644.2** | **$117,194** |

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before
capital expenditures

Summary Of Recent Sales

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2006 Sales							
Fairmount & Kensington	New Jersey	NJ	4/5/2006	92	4.0%	$9.2	$99,478
Detroit Portfolio (19 properties)	Detroit	MI	6/29/2006	5,046	8.3%	$228.8	$45,334
Upstate Portfolio (18 properties)	Upstate NY	NY	12/6/2006	4,567	7.2%	$257.4	$56,364
			Total YTD	**9,705**	**7.6%**	**$495.3**	**$51,038**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2005 Sales							
Cedar Glen	Philadelphia	PA	7/8/2005	110	7.0%	$5.9	$53,636
Pavilion	NoVA/DC	MD	11/10/2005	432	3.6%	$117.1	$271,162
Wellington Lakes & Woods	NoVA/DC	VA	11/29/2005	274	5.8%	$19.5	$71,281
			Total YTD	**816**	**4.0%**	**$142.6**	**$174,722**
		Total 2006 and 2005 Sales		**10,521**	**6.8%**	**$637.9**	**$60,631**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures

Breakdown Of Owned Units By Market

Market	State	Net Acquired/ Developed in 2005	As of 12/31/2005	12/31/2005 % of Units	Net Acquired/ Developed in 2006	As of 12/31/2006	Current % of Units
Suburban New York City	NY/NJ	688	8,432	19.41%	-92	8,340	22.57%
Suburban Washington	DC	687	8,192	18.86%	1,387	9,579	25.92%
Philadelphia	PA	35	5,948	13.69%	87	6,035	16.33%
Baltimore	MD	204	5,842	13.45%	790	6,632	17.95%
Detroit	MI	0	5,046	11.62%	-5,046	0	0.00%
Upstate New York	NY	0	4,567	10.52%	-4,567	0	0.00%
Chicago	IL	0	2,242	5.16%	0	2,242	6.07%
Boston	MA	0	1,252	2.88%	891	2,143	5.80%
Florida	FL	0	836	1.92%	0	836	2.26%
Portland	ME	48	643	1.48%	72	715	1.93%
Dover	DE	0	432	0.99%	0	432	1.17%
Total		**1,662**	**43,432**	**100.0%**	**-6,478**	**36,954**	**100.0%**

Debt Summary Schedule

<u>**FIXED**</u>

PROPERTY		LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
Brittany Place (*)	(1)	KeyBank RE Cap	4.780	17,323,454	06/11/07	0.44
Seminary Towers - 1st		Wachovia Bank	8.220	1,582,336	06/25/07	0.48
Seminary Towers - 2nd		Wachovia Bank	8.400	570,741	06/25/07	0.48
Seminary Towers - 3rd		Wachovia Bank	5.350	15,561,829	06/25/07	0.48
Seminary Towers - 4th		Wachovia Bank	5.390	10,000,000	06/25/07	0.48
Southern Meadows (*)	(1)	KeyBank RE Cap	7.250	18,691,018	07/11/07	0.53
Courtyards Village (*)	(1)	Berkshire Mtg-Freddie	6.670	4,711,204	08/01/07	0.58
Royal Gardens Apts. - 1st		M&T Realty - Freddie Mac	4.900	30,347,057	11/01/07	0.84
Royal Gardens Apts. - 2nd		M&T Realty - Freddie Mac	4.550	1,426,885	11/01/07	0.84
Fenland Field		Prudential-Fannie Mae	5.050	11,874,232	12/01/07	0.92
Home Properties of Newark		Prudential-Fannie Mae	4.840	16,261,177	12/01/07	0.92
Village Square 1, 2 & 3		Prudential-Fannie Mae	5.050	20,699,105	12/01/07	0.92
Cypress Place		Reilly - Fannie Mae	7.130	5,990,930	01/01/08	1.00
The Landings - 2nd		CharterMac-Fannie Mae	6.740	3,560,164	01/01/08	1.00
The Landings -1st		CharterMac-Fannie Mae	6.930	8,927,752	01/01/08	1.00
Virginia Village		Wachovia - Svcr	6.910	8,770,560	01/01/08	1.00
Cambridge Village - 1st (*)	(1)	North Fork Bank	5.960	2,520,890	03/01/08	1.17
Cambridge Village - 2nd		North Fork Bank	5.250	540,516	03/01/08	1.17
Yorkshire Village (*)	(1)	North Fork Bank	5.810	1,443,036	03/01/08	1.17
Racquet Club South		NorthMarq - Freddie	6.980	2,786,132	07/01/08	1.50
Westwood Village - 1st (*)	(1)	M and T Bank	5.940	15,181,581	10/31/08	1.84
Stone Ends		Prudential-Fannie Mae	4.530	22,812,204	11/01/08	1.84
Westwood Village - 2nd (*)	(1)	M and T Bank	5.940	859,111	11/01/08	1.84
Westwood Village - 3rd		M and T Bank	5.550	17,478,987	11/01/08	1.84
Golf Club Apartments		ARCS - Fannie	6.585	15,362,760	12/01/08	1.92
Devonshire - 2nd		Wachovia - Fannie Mae	6.720	4,637,220	01/01/09	2.01
Heritage Square		CharterMac-Fannie	5.150	6,285,239	07/01/09	2.50
Blackhawk		M&T Realty - Freddie Mac	5.060	13,266,890	12/01/09	2.92
William Henry		NorthMarq - Freddie	5.310	22,547,761	12/01/09	2.92
Braddock Lee		Prudential-Fannie Mae	4.575	21,232,033	01/01/10	3.01
Elmwood Terrace		CharterMac-Fannie Mae	5.300	21,050,109	01/01/10	3.01
Glen Manor		Prudential-Fannie Mae	5.065	5,795,721	01/01/10	3.01
Hill Brook Apts		M&T Realty - Freddie Mac	5.210	11,184,707	01/01/10	3.01
Lakeview		Prudential-Fannie Mae	4.575	8,639,107	01/01/10	3.01
Pleasure Bay		Prudential-Fannie Mae	4.575	15,018,890	01/01/10	3.01
Ridley Brook		Prudential-Fannie Mae	4.865	9,661,373	01/01/10	3.01
Sherry Lake		GMAC - Freddie Mac	5.180	19,449,523	01/01/10	3.01
Windsor Realty		Prudential-Fannie Mae	4.575	4,650,411	01/01/10	3.01
Bayview/Colonial		M&T Realty - Freddie Mac	4.950	11,486,767	03/01/10	3.17
East Winds Apartments		M&T Realty - Freddie Mac	4.990	6,523,397	03/01/10	3.17
Multi-Property		M&T Realty - Freddie Mac	7.575	45,400,000	05/01/10	3.33
Cider Mill - 1st (*)	(1)	Deutsche Bank - Freddie	4.720	43,083,759	10/01/10	3.75
Cider Mill - 2nd		Deutsche Bank - Freddie	5.180	18,115,147	10/01/10	3.75
Home Properties of Devon		Prudential-Fannie Mae	7.500	28,892,000	10/01/10	3.75
The Heights at Marlborough	(1)	Deutsche Bank - Freddie	5.420	23,523,264	10/01/10	3.75
Trexler Park		Prudential-Fannie Mae	7.500	10,140,000	10/01/10	3.75
Multi-Property		Prudential-Fannie Mae	7.250	32,978,000	01/01/11	4.01
Multi-Property		Prudential-Fannie Mae	6.360	8,141,000	01/01/11	4.01
Multi-Property		Prudential-Fannie Mae	6.160	58,881,000	01/01/11	4.01
Orleans Village - 1st		Prudential-Fannie Mae	6.815	43,745,000	01/01/11	4.01
Orleans Village - 2nd		Prudential-Fannie Mae	5.360	22,248,000	01/01/11	4.01
New Orleans/Arbor Crossing		Prudential-Fannie Mae	4.860	19,168,718	03/01/11	4.17
Racquet Club East - 1st		Prudential-Fannie Mae	6.875	21,302,132	04/01/11	4.25
Racquet Club East - 2nd		Prudential-Fannie Mae	5.490	10,387,502	04/01/11	4.25
Timbercroft Townhomes 1 - 1st		GMAC - HUD	8.500	478,423	05/01/11	4.33
The Meadows at Marlborough	(1)	Prudential - Fannie Mae	5.500	21,552,865	08/01/11	4.59
Lake Grove - 1st		Prudential-Fannie Mae	6.540	25,918,727	12/01/11	4.92
Lake Grove - 2nd		Prudential-Fannie Mae	5.510	11,138,242	12/01/11	4.92
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie	5.490	89,724,439	01/01/12	5.01
Multi-Property Notes Pay		Seller Financing	4.000	498,997	02/01/12	5.09
Timbercroft III - 1st		GMAC - HUD	8.000	692,507	02/01/12	5.09
Castle Club Apartments		NorthMarq - Freddie	7.080	6,629,565	05/01/12	5.34
Gateway Village		Prudential-Fannie Mae	6.885	6,871,530	05/01/12	5.34
The Colonies		Prudential-Fannie Mae	7.110	20,352,993	06/01/12	5.42
Carriage Hill - NY		M&T Realty - Freddie Mac	6.850	5,687,521	07/01/12	5.50
Cornwall Park		M&T Realty - Freddie Mac	6.830	5,496,885	07/01/12	5.50
Lakeshore Villas		M&T Realty - Freddie Mac	6.850	4,914,966	07/01/12	5.50
Patricia Apts		M&T Realty - Freddie Mac	6.830	5,212,564	07/01/12	5.50
Sunset Gardens - 1st		M&T Realty - Freddie Mac	6.830	5,781,207	07/01/12	5.50
Sunset Gardens - 2nd		M&T Realty - Freddie Mac	5.520	2,780,210	07/01/12	5.50
Woodholme Manor		Prudential-Fannie Mae	7.165	3,697,329	07/01/12	5.50
Regency Club - 1st (*)	(1)	CharterMac-Fannie Mae	4.840	18,381,118	10/01/12	5.76
Regency Club - 2nd		CharterMac-Fannie Mae	4.950	7,745,066	10/01/12	5.76
Liberty Place	(1)	CW Capital- Fannie	5.710	6,466,762	11/01/12	5.84
Hackensack Gardens - 1st		Wash Mutual-Fannie Mae	5.260	4,732,553	03/01/13	6.17
Hackensack Gardens - 2nd		Wash Mutual-Fannie Mae	5.440	4,553,939	03/01/13	6.17
Topfield Apartments		M&T Realty-Fannie Mae	5.290	6,352,429	04/01/13	6.25
Canterbury Apartments		M&T Realty-Fannie Mae	5.020	29,066,955	05/01/13	6.34
Morningside		JPMorganChase	6.990	17,019,296	05/01/13	6.34

PROPERTY		LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	6.67
Heritage Woods Apts	(1)	MMA Realty - Fannie	5.290	5,137,527	09/01/13	6.67
Falkland Chase		CharterMac-Fannie Mae	5.480	14,213,813	04/01/14	7.25
Wellington Trace		M&T Realty - Freddie Mac	5.520	25,602,934	04/01/14	7.25
Hawthorne Court		CharterMac-Fannie Mae	5.270	37,197,106	07/01/14	7.50
Curren Terrace		M&T Realty - Freddie Mac	5.360	14,537,239	10/01/14	7.76
Stratford Greens		North Fork Bank	5.750	33,078,370	07/01/15	8.50
Sayville Commons		M&T Realty - Freddie Mac	5.000	42,735,089	08/01/15	8.59
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,675,000	12/01/15	8.92
Cinnamon Run		M&T Realty - Freddie Mac	5.250	52,300,000	01/01/16	9.01
Peppertree Farm		M&T Realty - Freddie Mac	5.250	80,500,000	01/01/16	9.01
The Hamptons/Vinings at Hamptons		Prudential-Fannie Mae	5.565	54,200,576	02/01/16	9.09
Devonshire - 1st		Wachovia - Fannie Mae	5.600	39,619,686	04/01/16	9.26
Mid-Island		Prudential-Fannie Mae	5.480	19,913,000	04/01/16	9.26
Owings Run 1 & 2		Prudential-Fannie Mae	5.590	43,081,000	04/01/16	9.26
Country Village		CharterMac-Fannie Mae	5.520	19,884,520	06/01/16	9.42
Mill Towne Village		Prudential-Fannie Mae	5.990	24,239,000	09/01/17	10.68
Chatham Hill		M&T Realty - Freddie Mac	5.590	45,000,000	01/01/18	11.01
Bonnie Ridge - 1st		Prudential	6.600	14,922,268	12/15/18	11.96
Bonnie Ridge - 2nd		Prudential	6.160	19,073,618	12/15/18	11.96
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,801,721	06/01/19	12.42
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,902,155	06/01/19	12.42
Shakespeare Park		Reilly Mortgage - HUD	7.500	2,275,047	01/01/24	17.01
Holiday Square (*)	(1)	Red Capital - HUD	6.700	3,386,923	03/01/24	17.18
Bari Manor (*)	(1)	Wachovia (Servicer)	4.440	2,763,556	10/11/28	21.79
Hudson View Estates (*)	(1)	Wachovia (Servicer)	4.500	2,143,590	10/11/28	21.79
Sherwood Townhouses (*)	(1)	Wachovia (Servicer)	4.290	669,311	10/11/28	21.79
Sparta Green (*)	(1)	Wachovia (Servicer)	4.440	1,747,220	10/11/28	21.79
Highland House	(1)	Arbor Comml - Fannie	6.320	6,543,025	01/01/29	22.02
Briggs-Wedgewood	(2)	Berkshire Mtg - HUD	6.000	16,763,304	11/01/34	27.85
The Village At Marshfield (*)	(1)	Capstone Realty - HUD	5.950	24,076,185	01/01/42	35.03
WTD AVG - FIXED SECURED			**5.766**	1,895,448,206		**6.26**
VARIABLE SECURED						
Barrington Gardens 30L+165		Wachovia Bank	6.990	4,170,000	03/15/08	1.21
Falkland Chase BMA Index + 1.10		MontCtyHOC-Fannie Mae	4.608	24,695,000	10/01/30	23.77
WTD AVG - VARIABLE SECURED			**4.952**	28,865,000		**20.51**
WTD AVG - TOTAL SECURED DEBT			**5.754**	1,924,313,206		**6.48**
FIXED RATE UNSECURED - EXCHANGEABLE SENIOR NOTE						
EXCHANGEABLE SENIOR NOTE			4.125	200,000,000	11/01/26	19.85
VARIABLE UNSECURED - LINE OF CREDIT						
LINE OF CREDIT		M and T Bank et. al.	6.072		09/01/08	1.67
Adjusts Daily 30 LIBOR + 75						
WTD AVG - COMBINED DEBT			**5.601**	**2,124,313,206**		**7.74**
% OF PORTFOLIO - FIXED				98.6%		

WTG AVG - TOTAL SECURED DEBT	**5.754**	**6.48**
WTD AVG - TOTAL PORTFOLIO	**5.601**	**7.74**

(1) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.
(2) Affordable general partner minority interest property consolidated pursuant to FIN 46R.

UNENCUMBERED PROPERTIES

Beechwood Gardens	160	Sherwood House	6
Coventry Village	94	Terry Apartments	65
East Hill Gardens	33	The Brooke at Peachtree	146
Gardencrest	696	The Colony	783
Glen Brook	174	The Coves at Chesapeake	469
Holiday Square - Muncy	23	The Sycamores	185
Liberty Commons	120	Trexler Park West	84
Maple Tree	84	Wayne Village	275
Rider Terrace	24	Woodleaf Apartments	228
Ridgeview at Wakefield Valley	204		
Total Free and Clear Properties:	**19**	**Units:**	**3,853**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2007	149,049,038	5.39	7.86%
2008	106,234,627	5.95	5.60%
2009	46,737,109	5.36	2.47%
2010	303,846,209	5.68	16.03%
2011	275,939,607	6.24	14.56%
2012	190,933,660	5.92	10.07%
2013	166,862,700	6.13	8.80%
2014	91,551,092	5.39	4.83%
2015	86,488,458	5.35	4.56%
2016	309,498,782	5.43	16.33%
2017 - 2042	168,306,923	6.00	8.89%
TOTAL	**1,895,448,206**	**5.77**	100.00%

NAV calculation as of December 31, 2006

Nominal Cap Rate (after 3% G & A, before capital expenditures) [1] **5.90%**

4th QTR 2006

Rent	109,267
Property other income	7,728
Operating & maintenance expense	(49,781)
Property NOI	67,214
Adjustment for 4th QTR acquisitions	3,070
Effective 4th QTR "run rate"	70,284

Annualized (for 4th qtr seasonality)	**25.2%**	278,905
NOI growth for next 12 months @	**4.0%**	11,156
Adjusted NOI		290,062

Real estate value using above cap rate	4,916,298

Balance sheet, including FIN 46R and Held for Sale

Cash	118,212
Construction in progress at book value	1,409
Other assets	120,573
Less:	
Deferred charges	(13,619)
Intangible	(471)
Gross value	5,142,402
Less liabilities & perpetual preferred stock	(2,262,259)
Net Asset Value	**$ 2,880,143**

Per share/unit - fully diluted, outstanding at end of qtr	**$ 62.08**
46,393.6 shares (000's)	

Adjustment for Acquisitions

Property	Units	Region		Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter		Adj
Heritage Woods	164	Baltimore	$	14,042	10/4/2006	7.2%	253	3		8
Topfield Apratments	156	Baltimore	$	18,391	10/4/2006	6.7%	308	3		10
The Coves at Chesapeak	469	Baltimore	$	67,043	11/20/2006	5.7%	955	50		519
Mount Vernon Square	1,387	NoVA/DC	$	144,768	12/27/2006	7.4%	2,678	87		2,533
									$	3,070

Reconcilation to financial statements:	Rent	Other Income	O & M Expense
Per financial statement	109,267	7,728	(49,781)
Add back properties classified as discontinued operations			
still wholly owned at December 31, 2006	-	-	-
Proper run rate before acquisitions	109,267	7,728	(49,781)

Operating expenses include a charge for G & A, so NAV calculation does not need additional allocation.

[1] The cap rate represents current market conditions. Each property in the portfolio is assigned a cap rate, and the weighted average result is 5.65%. In addition, due to the secured nature of the assets, above market debt, and cost to prepay, an additional 25 basis points are added to arrive at above cap rate.

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit		Useful Life(1)	Capitalized Expenditure Per Unit Per Year(2)		Maintenance Expense Cost per Unit Per Year(3)		Total Cost per Unit Per Year	
Appliances	$	1,000	18	$	56	$	5	$	61
Blinds/Shades		130	6		22		6		28
Carpets/cleaning		840	6		140		97		237
Computers, equipment, misc.(4)		120	5		24		29		53
Contract repairs		-	-		-		102		102
Exterior painting (5)		84	5		17		1		18
Flooring		250	8		31		-		31
Furnace/Air (HVAC)		765	24		32		43		75
Hot water heater		130	7		19		-		19
Interior painting		-			-		138		138
Kitchen/bath cabinets		1,100	25		44		-		44
Landscaping		-	-		-		106		106
New roof		800	24		33		-		33
Parking lot		400	15		27		-		27
Pool/ Exercise facility		100	16		6		23		29
Windows		980	36		27		-		27
Miscellaneous (6)		705	15		47		40		87
Total	$	7,404		$	525	$	590	$	1,115

(1) - Estimated weighted average actual physical useful life of the expenditure capitalized.

(2) - This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

(3) - These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same- store expense detail schedule.

(4) - Includes computers, office equipment/ furniture, and maintenance vehicles.

(5) - The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

(6) - Includes items such as; balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure and Adjusted NOI Summary

The Company estimates that during the three and twelve-month periods ended December 31, 2006 approximately $131 and $525 per unit was spent on recurring capital expenditures, respectively. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three months ended Decemer 31, 2006
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New Buildings	$ -	$ -	$ 541	$ 15	$ 541	$ 15
Major building improvements	800	23	4,303	122	5,103	145
Roof replacements	290	8	957	27	1,247	35
Site improvements	290	8	2,332	66	2,622	74
Apartment upgrades	580	16	4,344	124	4,924	140
Appliances	492	14	517	15	1,009	29
Carpeting/Flooring	1,504	43	1,471	42	2,975	85
HVAC/Mechanicals	448	13	2,557	73	3,005	86
Miscellaneous	211	6	431	12	642	18
Totals	$ 4,615	$ 131	$ 17,453	$ 496	$ 22,068	$ 627

(a) Calculated using the weighted average number of units outstanding, including 31,253 core units, 2005 acquisition units of 2,430, and 2006 acquisition units of 1,489 for the three months ended December 31, 2006 and 31,253 core units and 2005 acquisition units of 1,098 for the three months ended December 31, 2005.

For the twelve months ended December 31, 2006
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New Buildings	$ -	$ -	$ 2,392	$ 70	$ 2,392	$ 70
Major building improvements	3,111	91	14,263	417	17,374	508
Roof replacements	1,128	33	2,803	82	3,931	115
Site improvements	1,128	33	7,222	211	8,350	244
Apartment upgrades	2,256	66	14,207	416	16,463	482
Appliances	1,915	56	1,923	56	3,838	112
Carpeting/Flooring	5,846	171	3,914	114	9,760	285
HVAC/Mechanicals	1,744	51	9,989	292	11,733	343
Miscellaneous	821	24	2,263	66	3,084	90
Totals	$ 17,949	$ 525	$ 58,976	$ 1,724	$ 76,925	$ 2,249

(a) Calculated using the weighted average number of units outstanding, including 31,253 core units, 2005 acquisition units of 2,430, and 2006 acquisition units of 505 for the twelve months ended December 31, 2006 and 31,253 core units and 2005 acquisition units of 714 for the twelve months ended December 31, 2005.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended Decemer 31, 2006
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 4,102	$ 131	$ 14,837	$ 475	$ 18,939	$ 606
2006 Acquisition Communities	195	131	223	150	418	281
2005 Acquisition Communities	318	131	2,393	985	2,711	1,116
Sub-total	4,615	131	17,453	496	22,068	627
2006 Disposed Communities	436	131	51	15	487	146
2005 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures (1)	-	-	-	-	626	-
	$ 5,051	$ 131	$ 17,504	$ 455	$ 23,181	$ 586

For the twelve months ended December 31, 2006
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 16,408	$ 525	$ 51,379	$ 1,644	$ 67,787	$ 2,169
2006 Acquisition Communities	265	525	297	588	562	1,113
2005 Acquisition Communities	1,276	525	7,300	3,004	8,576	3,529
Sub-total	17,949	525	58,976	1,724	76,925	2,249
2006 Disposed Communities	3,552	525	3,515	519	7,067	1,044
2005 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures (1)	-	-	-	-	3,560	-
	$ 21,501	$ 525	$ 62,491	$ 1,526	$ 87,552	$ 2,051

(1) - No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software and office furniture and fixtures.

Adjusted Net Operating Income - Core Properties

	Quarter 12/31/2006	Quarter 12/31/2005	Change
Net Operating Income	$ 58,451	$ 55,163	6.0%
Less: Non-recurring Cap-ex @ 6%	(890)	-	-
Adjusted Net Operating Income	$ 57,561	$ 55,163	4.3%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Communities as of December 31, 2006
(Dollar amounts in thousands)

	# of Units	Estimated Costs	Costs Incurred	Construction Start	Initial Occupancy	Construction Completion	Physical Occupancy
Completed communities							
Liberty Commons Portland, ME	120	N/A	$ 14,613	3Q 04	3Q 05	3Q 06	97.2%
Under construction							
Trexler Park West Allentown, PA	216	$ 25,900	13,451	3Q 05	3Q 06	4Q 08	37.5%
Pre-construction							
Falkland North Silver Spring, MD	1,020	306,000	755	2009	2011	2012	0.0%
Entitled land parcels acquired subsequent to year end							
Silver Spring, MD	247	74,000	13,160	2007	2009	2009	0.0%
Alexandria, VA	421	123,000	33,380	2007	2009	2010	0.0%

2007 Earnings Guidance

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2007 compared to 2006 based on NAREIT definition					
FFO per share - **2007** guidance per NAREIT definition	$.67 - $.70	$.81 -$.84	$.84 - $.87	$.80 - $.83	$3.12 - $3.24
Midpoint of guidance	$0.685	$0.825	$0.855	$0.815	$3.18
FFO per share - **2006** actual per NAREIT definition	$0.636	$0.837	$0.827	$0.767	$3.071
Improvement projected	7.7%	-1.4%	3.4%	6.3%	3.5%

2007 compared to 2006 based on "Operating FFO"					
FFO per share - **2007** Operating FFO	$.71 - $.74	$.81 -$.84	$.84 - $.87	$.80 - $.83	$3.16 - $3.28
Midpoint of guidance	$0.725	$0.825	$0.855	$0.815	$3.22
FFO per share - **2006** Operating FFO	$0.636	$0.837	$0.827	$0.767	$3.071
Improvement projected	14.0%	-1.4%	3.4%	6.3%	4.9%

"Operating FFO" is defined as FFO as computed under the strict interpretation of the NAREIT definition and adding back impairment and other non-recurring charges. Following the NAREIT definition creates certain noise in 2007 due to the redemption of the 9.0% Series F Preferred Stock. The $2.1 million in issuance costs originally incurred in 2002 were recorded as a reduction to shareholders' equity. Upon redemption in the first quarter of 2007, the $2.1 million will be reflected as a reduction from both net income available to common shareholders and Funds From Operations available to common shareholders. Operating FFO for the year will exceed the results as measured under the NAREIT definition by approximately four cents per share in 2007 as this $2.1 million is added back for Operating FFO purposes.

Assumptions for mid-point of guidance:		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Same store revenue growth	see notes (1) & (2)	6.4%	5.1%	4.2%	4.8%	5.1%
Same store expense growth	see notes (3) & (4)	3.7%	10.0%	3.4%	4.8%	5.4%
Same store NOI growth		8.8%	1.9%	4.7%	4.8%	4.9%
Same store **2007** economic occupancy		93.7%	94.2%	94.2%	93.9%	94.0%
Same store **2006** economic occupancy		94.1%	94.4%	93.8%	93.5%	93.9%
Difference in occupancy		-0.4%	-0.2%	0.4%	0.4%	0.1%

Annual growth by region:	**2006** % of NOI	**2007** Same Store Growth Projection Revenue	Expenses	NOI
Florida	2.1%	6.5%	7.7%	5.5%
Washington, DC	26.0%	5.0%	4.2%	5.6%
Philadelphia	16.1%	5.3%	5.0%	5.6%
Baltimore	16.4%	4.6%	4.0%	5.0%
New Jersey/Long Island/Hudson Valley	28.2%	4.9%	5.9%	4.2%
Boston	5.6%	4.2%	5.0%	3.7%
Chicago	4.0%	4.0%	5.3%	2.6%
Misc	1.6%	N/A	N/A	N/A
Total	100.0%	5.1%	5.4%	4.9%

2007 Earnings Guidance

(1) Rental rates are projected to increase 3.6%. Concessions are projected to increase slightly as we continue to roll out the heating cost recovery program, reducing net rental income 0.3%, and occupancies are expected to pick up 0.1% for the year, resulting in 3.4% rental revenue growth.

(2) Property other income is expected to increase substantially year over year, increasing the 3.4% rental revenue growth to 5.1% total revenue growth. The items driving this increase are a **$0.8 million marginal increase in water and sewer recovery revenue and a $7.8 million marginal increase in heating cost recovery revenue from our utility recovery initiatives.** The total water and sewer recovery revenue projected for 2007 is $7.2 million, compared to $6.4 million in 2006. The total heating cost recovery revenue projected for 2007 is $10.0 million, compared to $2.2 million in 2006.

The water and sewer portion is not affected significantly by seasonality and we expect a consistent revenue stream each quarter. The heating cost reimbursement revenue will be much higher in the winter months, and accordingly lower in the warmer months, so this will create a certain "lumpiness", but will match up better with our period of higher costs. The breakdown by quarter for both types of reimbursement is as follows:

	2007 (in thousands)				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Water & sewer recovery	$ 1,800	$ 1,800	$ 1,800	$ 1,800	$ 7,200
Heating costs recovery	4,000	2,700	1,100	2,200	10,000
	$ 5,800	$ 4,500	$ 2,900	$ 4,000	$ 17,200

	2006 (in thousands)				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Water & sewer recovery	$ 1,400	$ 1,600	$ 1,700	$ 1,700	$ 6,400
Heating costs recovery	300	300	400	1,200	2,200
	$ 1,700	$ 1,900	$ 2,100	$ 2,900	$ 8,600

(3) Expense growth rates assumed for the midpoint of guidance for major expense categories are as follows:

	% of Total Expenses	% Increase Over 2006
Electricity	4%	5.8%
Natural gas heating costs	13%	13.1%
Water and sewer	7%	1.7%
Repairs and maintenance	16%	4.3%
Total personnel costs	23%	5.7%
Real estate taxes	24%	3.0%
Property insurance	5%	18.8%
	92%	

The cost per decatherm for natural gas is estimated to go down 5% in 2007, but we will have a difficult comparison to 2006 for usage, as both the first quarter and fourth quarter of 2006 were unseasonably warm.

Higher costs for health insurance are increasing the personnel line for 2007.

Not unlike all other real estate companies, insurance costs have continued to climb due to catastrophe rate increases and higher reinsurance rates.

(4) The unusual spike in expenses in the second quarter is attributed to a number of reasons. Natural gas costs are expected to average 13% higher for the year as a whole, but for the second quarter are expected to be 40% higher ($1.2 million). In 2006, we had a substantial amount of gas contracts at a variable rate in the second quarter at rates substantially lower than the fixed rates in place for 2007. In addition, we received a $0.6 million refund for real estate taxes from a successful tax assessment appeal in 2006 that will not be repeated in 2007.

2007 Earnings Guidance

(5) G & A costs are expected to decrease 6.5%. The run rate is projected as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	$5.1 million	$5.8 million	$5.1 million	$5.1 million	$21.1 million

One of the larger contributors to the reduction is the retirement as an employee of Norman Leenhouts. He remains Co-Chairman of the Board, but will no longer receive a salary or equity benefits as an employee. The run rate above includes $1.1 million for the Development Department, which is ramping up staff to handle future development projects. This compares to $0.5 million in 2006.

(6) Interest and dividend income is expected to have a run rate of approximately $50 thousand per quarter. The first quarter is projected to be substantially higher at $0.6 million as we ended the year with invested cash on hand from the sale of the Upstate New York Portfolio.

(7) Other income is expected to average approximately $75 thousand per quarter after the first quarter which is estimated to be $0.8 million. The higher level in the first quarter includes a post-closing consulting agreement from the Upstate NY sale. In addition, a third party management contract is assumed to terminate as the Company is in negotiations to purchase the underlying real estate.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(8) Acquisition pace (cap rate avg of 6.3% assumed)	$125 million	$115 million	$80 million	$80 million	$400 million
(9) Disposition pace (cap rate of 6.75% assumed)	$0 million	$0 million	$50 million	$0 million	$50 million